

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2013

<u>Via E-mail</u>
Peter Anthony Chiodo
Chief Executive Officer and President
Soul and Vibe Interactive Inc.
1660 South Hwy 100
Suite 500
St. Louis Park, MN 55146

> **Re: Soul and Vibe Interactive Inc.**
> **Amendment No. 3 to Current Report on Form 8-K**
> **Filed May 31, 2013**
> **File No. 333-173056**

Dear Mr. Chiodo:

      We have reviewed your amended filing and your response and we have the following additional comment. Please respond to this letter within ten business days by further amending your filing as requested. If you do not believe our comment applies to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in a response.

      After reviewing any further amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 2.01 Completion of Acquisition or Disposition of Assets</u>
<u>Changes to the Business, page 3</u>

1. We note your response to prior comment 1. Here, and wherever else applicable in your disclosure, please state your projected development costs for your product candidates in the aggregate and on an individual basis.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Keira Ino at (202) 551-3659 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Richard A. Friedman, Esq.
        Sichenzia Ross Friedman Ference LLP
        60 Broadway, 32nd Floor
        New York, New York 10006